September 1, 2009

VIA EDGAR

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, DC  20549 - 6010

Re:	Texas Pacific Land Trust Form 10-K for the Year Ended 12/31/2008 Filed on 3/16/2009 File No. 001-00737

Dear Mr. Kluck:

Set forth below are the responses of Texas Pacific Land Trust (the “Trust”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in your letter dated August 20, 2009, with respect to the Trust’s above-captioned Form 10-K for the year ended December 31, 2008 filed with the Commission on March 16, 2009 (the “Form 10-K”).  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments and we have repeated each comment below followed by the Trust’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Item 2: Properties, page 5

1.
For each of your material tracts of land identified under this subheading, please tell us the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties.  Provide this disclosure in future filings.  Please also outline briefly the principal terms of any lease of any such properties or any option or contract to purchase or sell any of such properties.

Mr. Tom Kluck
September 1, 2009
Page Two

At the time of filing of the Form 10-K, the Trust owned fee simple title to the surface estate in the 963,248 acres referenced in Item 2 of the Form 10-K.  These total holdings encompassed numerous separate tracts of land located in twenty (20) counties in western Texas.  There were no liens or encumbrances on the Trust’s title to the surface estate in any of those tracts.

In 1954, the Trust transferred the mineral rights under all of the real property in which it owned the surface estate.  As described in Item 2, however, the Trust has retained a 1/16 nonparticipating perpetual oil and gas royalty interest under 386,988 acres and a 1/128 nonparticipating perpetual oil and gas royalty interest under 85,414 acres.  Generally speaking, if the Trust sells the surface estate in real property with respect to which it holds a perpetual oil and gas royalty interest, that oil and gas royalty interest is excluded from the sale and retained by the Trust.

The Trust regularly enters into grazing leases with many different local ranchers which grant the ranch owner lessees the right to graze cattle on the Trust’s properties.  These leases are generally in a standard form common in the area.  Grazing leases are generally entered into for a term of five (5) years, but the Trust retains the right to cancel the grazing lease upon thirty (30) days notice in the event of a sale of the land.  No individual grazing lease is considered material to the Trust.

At the time of filing of the Form 10-K, there were no options or contracts to purchase or sell any of the Trust’s properties in existence.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General

2.
Please provide an overview to address management’s perspective on the risks and challenges facing your company and how management is dealing with these issues.  Please discuss the performance indicators (financial and non-financial) that management uses to manage and assess your business that would be important to investors.  Refer to Release 33-8350 (Dec. 19, 2003).

The Trust has noted the Staff’s comment and will include an Overview section in any Management’s Discussion and Analysis included in future filings.

We would like to point out, however, to assist the Staff in its consideration of the Overview sections included in future Management’s Discussions and Analyses filed by the Trust, that the Trust’s structure and operations are unlike those of most other Registrants.  Thus, certain of the concepts and guidance discussed in Release 33-8350 are not easily applied to the Trust.

Mr. Tom Kluck
September 1, 2009
Page Three

As noted in Item 1 of the Form 10-K, the Trust was established in 1888 to hold title to extensive tracts of land in western Texas.  The Trustees are empowered under the Declaration of Trust to manage the lands conveyed to the Trust and to use the lands and proceeds of sale of the lands to pay dividends or to buy in and cancel Certificates of Proprietary Interest.

The Trust’s revenues are derived principally from retained oil and gas royalty interests with respect to a portion of the land, sundry income (which includes rents from numerous leases, none of which is individually material, which, by way of example, may permit oil and gas companies to install and maintain equipment on the Trust’s land or telecommunications companies to install and maintain cell towers or similar equipment on the Trust’s land), rents received under grazing leases with respect to approximately 99% of the land and the proceeds of occasional sales of land.

As noted in Item 1A “Risk Factors” of the Form 10-K, while the Trust receives substantial revenue from its retained royalty interests, it is not an oil and gas producer.  The oil and gas companies to which the Trust has transferred the mineral rights underlying certain of its properties own and operate the oil and gas wells.  It is the respective managements of the oil and gas companies, not management of the Trust, which make all decisions with respect to investments in, and production from, the wells.  As further noted in Item 1A, the Trust’s oil and gas royalties are dependent upon the fluctuating market prices for oil and natural gas which are beyond the control of the Trust’s management.  Management of the Trust monitors the activities of the oil and gas companies to assure that the Trust’s properties are not damaged by the oil companies’ activities and reviews and, if it believes it necessary, audits the royalty statements received from the oil companies to determine that the Trust has been paid the appropriate amounts of royalties.

As disclosed in the Form 10-K, the Trust is neither an active seller, nor an active purchaser of land.  While it sells land from time to time, it is not engaged in the business of trading in real estate.  It sells land when it is approached by a potential purchaser which offers attractive terms, but it does not solicit purchasers for its land.  As noted in Item 1A, the demand, and price, for land are subject to many factors beyond the control of the Trust’s management.

Within these constraints imposed by the nature of its operations, the Trust will develop an Overview section for its Management Discussion and Analysis designed to provide, as closely as reasonably practicable, the types of disclosure suggested in Release 33-8350.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 17

3.	We note that your compensation programs are designed to reward the performance of the named executive officers in achieving your primary goals of protecting and

Mr. Tom Kluck
September 1, 2009
Page Four

maintaining the assets of the trust.  Please tell us the specific individual factors that the compensation committee considered in establishing annual salary and bonus amounts and also determining salary increases.  Describe each factor, explain how it is measured, and disclose the actual performance of each executive for each factor considered.  Also, discuss the criteria the committee used to establish different salaries for each of the named executives.  Any financial metrics used should be provided, which include pre-established goals or targets.  Refer to Item 402(b)(2)(v) of Regulation S-K.  Provide this information in your response and confirm that you will include appropriate disclosure in your future filings.

The Trust has noted the Staff’s comment and reviewed Item 402(b)(2)(v) of Regulation S-K.  While the Trust is not unaware that executive compensation is a matter of concern to many investors in view of the perceived abuses of recent years and that the Staff has responded to investors’ concerns and sought to significantly improve registrants’ compensation disclosures, the Trust believes that some understanding of the context, and manner, in which the Trust’s Compensation Committee makes its compensation decisions is necessary.  The Trust believes that many of the disclosures called for by Item 402(b)(2), while undoubtedly helpful in understanding the complex and expansive compensation regimes of large public companies, are simply inapplicable to an operation the size of the Trust.

As noted in Item 1(c)(xii) of the Form 10-K, the Trust has a total of only eight (8) employees, including its two (2) named executive officers.  The Trust does not have an HR department, it does not retain compensation consultants, it does not engage in benchmarking, it provides neither non-equity nor equity incentive compensation programs, indeed, it does not offer equity based compensation programs of any type, it does not have any compensation programs that are based upon, or involve, the attainment of pre-established goals or targets or involve any other financial metrics of any kind, and neither of the named executive officers of the Trust has an employment agreement or severance agreement of any kind.

The compensation of the Trust’s two named executive officers consists principally of salary and a cash bonus.  The salary and bonus are reviewed annually by the Trustees, acting as the Compensation Committee.  While the members of the Compensation Committee take their responsibilities seriously, given the limited number of employees of the Trust, and the relatively limited compensation alternatives offered by the Trust, the process which they follow is undoubtedly more informal and less detailed than that followed by larger companies.  The Committee members meet and discuss the performance of the named executive officers during the year and discuss what they believe fair adjustments in salary and bonus would be.  The Committee does not have a list of specific factors to which it assigns various weights, and against which it measures the executive officers’ performance, in making its compensation decisions.  The Committee’s ultimate decision is based on their overall impression of the named executive officers’ individual performances.

Mr. Tom Kluck
September 1, 2009
Page Five

Considered in context, the Trust feels that its current disclosures are not inappropriate.  Within that context, however, the Trust will commit to review its existing compensation disclosure with a view to improving it to the extent practicable in future filings.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions in connection with our responses to your comments, please contact me at (214) 969-5530.

Sincerely,

/s/ Roy Thomas

Roy Thomas
General Agent